FIRST PACIFIC ADVISORS, INC.
11400 WEST OLYMPIC BOULEVARD - SUITE 1200 - LOS ANGELES, CALIFORNIA 90064
            WRITER'S DIRECT DIAL NUMBER
                  (310) 996-5458



                                                  February 12, 1997

VIA EDGAR

Filer Support
U.S. Securities and Exchange Commission
Operations Center, Stop 0-7
6432 General Green Way
Alexandria, VA 22312

Re:  Schedule 13G
     Relating to the Ownership of Claire's Stores, Inc.

Gentlemen:

Enclosed herewith pursuant to Rule 13d-1(b) of the Securities Exchange Act of 1934 is one (1) copy of Schedule 13G for the period ended December 31, 1996 which has been filed through the EDGAR system. No filing fee is required.

If you have any questions regarding this filing, please contact the undersigned.


                                                  Sincerely,

                                                   /s/ J. Richard Atwood

                                                  J. Richard Atwood
                                                  Senior Vice President

JRA:vb

Enclosures

                   UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C. 20549



                   SCHEDULE 13G


     Under the Securities Exchange Act of 1934

            (Amendment No.     1    )*


               Claire's Stores, Inc.
                 (Name of Issuer)

                   Common Stock
          (Title of Class of Securities)

                     179584107
                  (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















                 PAGE 1 OF 4 PAGES
CUSIP No.  179584107

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               First Pacific Advisors, Inc.
               04-3118452

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (A)  [ ]
               N/A                                      (B)  [ ]

3)  SEC USE ONLY



4)  CITIZENSHIP OR PLACE OF ORGANIZATION

               Massachusetts

                   (5)  SOLE VOTING POWER
                                                                 -0-
  NUMBER OF
   SHARES          (6)  SHARED VOTING POWER
BENEFICIALLY                                                     -0-
OWNED BY EACH
  REPORTING        (7)  SOLE DISPOSITIVE POWER
 PERSON WITH                                                     -0-

                   (8)  SHARED DISPOSITIVE POWER
                                                                 -0-

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               -0-

10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

               N/A

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               0.0

12) TYPE OF REPORTING PERSON*

               IA







*SEE INSTRUCTION BEFORE FILLING OUT!



                 PAGE 2 OF 4 PAGES
ITEM 1(a)    NAME OF ISSUER.

               Claire's Stores, Inc.

ITEM 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               3 S.W. 129th Avenue, Pembroke Pines, FL  33027

ITEM 2(a)    NAME OF PERSON FILING.

               First Pacific Advisors, Inc.

ITEM 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

               11400 West Olympic Boulevard, Suite 1200, Los Angeles, CA 90064

ITEM 2(c)    CITIZENSHIP OR PLACE OF ORGANIZATION.

               Massachusetts

ITEM 2(d)    TITLE OF CLASS OF SECURITIES.

               Common Stock

ITEM 2(e)    CUSIP NUMBER.

               179584107

ITEM 3       REPORTING PERSON.

               See Item 12 on cover page

ITEM 4       OWNERSHIP.

               See Items 5 - 11 on cover page

ITEM 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        First Pacific Advisors, Inc. had no beneficial ownership of common stock of Claire's Stores, Inc. as of December 31, 1996.

ITEM 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               N/A

ITEM 7       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
             ACQUIRED
             THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               N/A









                 PAGE 3 OF 4 PAGES
ITEM 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               N/A

ITEM 9       NOTICE OF DISSOLUTION OF GROUP.

               N/A

ITEM 10      CERTIFICATION.



                  By signing below I certify that, to the best of my
             knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                  After reasonable inquiry and to the best of my knowledge
             and belief, I certify that the information set forth in this statement is true, complete and correct.


                           February 12, 1997

              Date


                         /s/ J. Richard Atwood

              Signature



                J. Richard Atwood, Senior Vice President

              Name/Title



















                    PAGE 4 OF 4 PAGES